UNITED STATES OF AMERICA
              Before the
SECURITIES AND EXCHANGE COMMISSION

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In the Matter of
                                                              SEVENTEENTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)

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         THIS IS TO  CERTIFY,  pursuant to Rule 24,  that  certain  transactions proposed by National Fuel Gas Company ("National") and its subsidiary, Horizon Energy Development, Inc. ("Horizon") in its Application-Declaration on Form U-1, as amended (File No. 70-8649), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-26364, dated August 29, 1995) of the Securities and Exchange Commission (the "Commission") with respect thereto, and that the following information for the quarter ended September 30, 1999 is herein provided:

         1a)      Horizon's  balance  sheet at September 30, 1999 is attached as
                  Exhibit 1.

         1b) National's balance sheet at September 30, 1999 will be included in National's Form 10-K for the fiscal year ended September 30, 1999 which will be filed with the Commission on or before December 30, 1999 and is incorporated herein by reference.

         2a) Horizon's income statement for the quarter ended September 30, 1999 is attached as Exhibit 2.

         2b) National's income statement for the fiscal year ended September, 1999 is included in National's Form 10-K for the quarter ended September 1999, which will be filed with the Commission on or before December 30, 1999 and is incorporated herein by reference.

         3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended September 30, 1999.

                  None.

         4) A general description of the activities of the Applicants for the quarter ended September 30, 1999, and of the projects in which they or their subsidiary companies have an ownership interest:

         The Project Activities (as such term is defined in the aforesaid Application-Declaration) that National and Horizon, and subsidiaries of Horizon, were engaged in pursuant to File No. 70-8649, as of September 30, 1999, are as follows:

         Horizon, through its wholly owned indirect subsidiaries, Horizon Energy Holdings, Inc. and Horizon Energy Development, B. V. (HEDBV), continues to own 100% of the capital stock of each of Horizon Energy Development s.r.o. ("HED") and Power Development s.r.o. ("PD"). PD in turn continues to own 100% of the capital stock of Telplarna Kromeriz a.s. ("TK"). These entities continue to engage in power development and related activities in the Czech Republic and eastern Europe.

         The only material asset of HED, PD and TK is the district heating system of TK, which sells steam heat to its residential and commercial customers in the city of Kromeriz, Czech Republic. TK continues to investigate ways to convert the existing steam plant into a cogeneration facility, or otherwise to generate electricity at the site.

         As of September 30, 1999, HEDBV owned approximately 83% of the capital stock of Severoceske Teplarny, a.s. ("SCT"). SCT, directly and through its subsidiaries, distributes heat in the northern part of the Czech Republic. SCT, through one of its subsidiaries, also generates and sells power at wholesale in that region. SCT acquired a 66.5% interest in, and has undertaken to operate, the district heating assets of Jablonec nad Nisou. Closing of the transaction took place in September 1999 after an extraordinary meeting of shareholders on July 22, 1999.

         As of September 30, 1999 HEDBV owned approximately 86% of the capital stock of Prvni Severozapadni Teplarenska, a.s. ("PSZT"). PSZT distributes heat and also generates and sells power at wholesale in the northern part of the Czech Republic. PSZT is currently involved in a capital construction project involving the construction of fluidized steam generating boilers. A portion of the funds required for this project will be provided by Horizon. None of the funds associated with these transactions was borrowed through the National Fuel Gas System "Money Pool".

         HEDBV, as a shareholder of SCT, has received, and expects to receive in the future, dividends from its investment in the SCT shares. HEDBV, as a shareholder of PSZT, expects to receive, in the future, dividends from its investment in PSZT shares. Furthermore, in the future, PSZT and SCT will pursue efforts by which PSZT and SCT might directly or indirectly develop additional electrical generation capacity.

         SCT and PSZT have filed a plan with the local Commercial Court in the Czech Republic to merge the companies. The plan of merger is expected to become effective by January 1, 2000.

         The aggregate investment of National and its subsidiaries in electric wholesale generators and foreign utility companies does not exceed the limits set forth in the Commission's Rule 53.

5) Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated Intermediate Companies during the quarter ended September 30, 1999:

         Neither Horizon nor National engaged in any intercompany service transactions with affiliated Intermediate Companies.



November 30, 1999                     NATIONAL FUEL GAS COMPANY



                                      By:  /s/ Philip C. Ackerman
                                         --------------------------------------
                                         Philip C. Ackerman
                                         Senior Vice President




                                      HORIZON ENERGY DEVELOPMENT,
                                      INC.



                                      By:  /s/ Ronald J. Tanski
                                         --------------------------------------
                                         Ronald J. Tanski
                                         Secretary and Treasurer